Exhibit 77(D):

Morgan Stanley Income Securities Inc.

The Directors approved changes/clarifications in the investment policies discussed below.
Foreign Securities. The fund may invest in securities of foreign issuers, including issuers located in emerging market or developing countries. Securities of such foreign issuers may be denominated in U.S. dollars or in currencies other than U.S. dollars. The fund will limit its investments in non-U.S. dollar-denominated securities to 30% of the fund's assets.